FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number	000-30224

CRYPTOLOGIC INC.
55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]No[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2007	CRYPTOLOGIC INC. Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

ALL DOLLAR AMOUNTS IN US$

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

Two weeks, two world-record payouts for CryptoLogic’s

Millionaires Club™

Players become multi-millionaires with CryptoLogic’s exclusive progressive online casino game

June 4, 2007 (Toronto, ON) – An innovative and patented slot game from CryptoLogic Inc., a leading software developer to the global Internet gaming market, has made two lucky online players instant millionaires. On May 15, Millionaires Club, one of the most popular progressive slot games available exclusively to CryptoLogic licensees, awarded the highest jackpot in online gaming history — more than $8 million — to a European player at InterCasino.com. This jackpot win was the largest in the history of online gaming and is a prime example of CryptoLogic’s leadership in the online casino space.

Just two weeks later, a player in the UK at Littlewoods.com won more than $4 million, the next highest jackpot in online history.

“With a jackpot that climbed to staggering heights only two weeks after a record payout, Millionaires Club is one of the most popular casino games on the Internet today — and available exclusively through CryptoLogic licensees,” said Javaid Aziz, CryptoLogic’s President and CEO. “The game is an outstanding example of how CryptoLogic provides exciting growth for our customers by delivering market-leading casino innovations that engage, attract and entertain players.”

In addition to Millionaires Club, CryptoLogic’s award-winning casino lineup includes some of the industry’s most popular and visually-stunning online jackpot slot games, including the Frightmare slot series, Rags to Riches and games based on well-loved Marvel comic characters. All CryptoLogic jackpot games feature dazzling animation, amazing bonus rounds and impressive prize pots that can be won in Pounds, Euros or Dollars. They can be played at top online gaming sites including InterCasino, William Hill, Littlewoods, and Playboy.

“CryptoLogic’s casino suite appeals to players around the world, delivers record-breaking jackpots and has been voted by players as Gambling Online Magazine’s top software for two years running,” said Justin Thouin, CryptoLogic’s Vice-President, Casino. “It’s clear that we have a winning hand in providing the ultimate entertainment experience.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized to blue chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq Global Select Market (symbol: CRYP) and on the Main Market of the London Stock Exchange (symbol: CRP).

TEL (416) 545-1455 FAX (416) 545-1454

1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American media)
Ken Wightman, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/dtisch@argylecommunications.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.